MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No.
?2-3874

[redacted]

Mail Processing SEC Section
JAN 18 2008
Washington, DC
103

NEWS RELEASE

JANUARY 8, 2008

News Release: ***08-01***

08000455

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

SUPPL

Manson Creek Resources Acquires New Molybdenum Discovery

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of a new molybdenum discovery located 40 kilometers northeast of Whitehorse, Yukon.

The 732-hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive. Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden covered area. The main showing has mineralization exposed for over 50 meters. Ground magnetic surveys conducted over the mineralized trend have defined an open-ended magnetic low in association with the mineralization.

Manson Creek personnel conducted a due diligence site inspection in late November and a number of samples were collected at that time. The samples are currently at the lab for assay analysis.

Exploration work in 2008 will include geological mapping, prospecting and geophysical surveying that will delineate the open-ended mineralized trend. Once the surface work is complete, the Company intends to drill a number of holes to test the mineralization at depth.

Manson Creek may acquire a 100% interest in the Molygarchy property, over a two-year period, through staged cash payments totaling $45,000 and the issuance of 450,000 common shares of the Company. In addition, the Company will be required to expend a minimum of $300,000 on the project over two years. The property vendor will retain a 2.5% NSR (Net Smelter Royalty), of which 1.5% may be purchased at Manson Creek's election for $1,500,000.

This transaction is subject to all regulatory and exchange approvals.

Manson Creek is a mineral exploration company with a focus on acquiring and advancing early stage gold, silver, base metal, and uranium projects located in western Canada.

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

dlw 1/29

END

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.